SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b)
AND AMENDMENTS FILED THERETO FILED PURSUANT TO RULE 13D-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sigmatel, Inc.

(Name of Issuer)

Common Stock

(Title of Classes of Securities)

82661W 10 7

(CUSIP Numbers)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82661W 10 7	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

INVESCO Private Capital, Inc. IRS # 13-3725888

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware, USA

	5	SOLE VOTING POWER

NUMBER OF		None
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
EACH REPORTING PERSON WITH
447,881 Shares as follows: (i) as the managing member of the general partner of Chancellor V, L.P., INVESCO Private Capital, Inc. beneficially owns 253,853 Common Shares; (ii) as the managing member of the general partner of Chancellor V-A, L.P., INVESCO Private Capital, Inc. beneficially owns 148,663 Common Shares; (iii) as the managing member of the general partner of Citiventure 2000, L.P., INVESCO Private Capital, Inc. beneficially owns 40,048 Common Shares; (iv) as managing member of the general partner of INVESCO Venture Partnership Fund II, L.P., INVESCO Private Capital, Inc. beneficially owns 5,317 Common Shares.

	7	SOLE DISPOSITIVE POWER

None

	8	SHARED DISPOSITIVE POWER

447,881 Shares as follows: (i) as the managing member of the general partner of Chancellor V, L.P., INVESCO Private Capital, Inc. beneficially owns 253,853 Common Shares; (ii) as the managing member of the general partner of Chancellor V-A, L.P., INVESCO Private Capital, Inc. beneficially owns 148,663 Common Shares; (iii) as the managing member of the general partner of Citiventure 2000, L.P., INVESCO Private Capital, Inc. beneficially owns 40,048 Common Shares; (iv) as managing member of the general partner of INVESCO Venture Partnership Fund II, L.P., INVESCO Private Capital, Inc. beneficially owns 5,317 Common Shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

447,881 Common Shares.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.3% Common Shares

12	TYPE OF REPORTING PERSON*

IA

* Read directions before completing

CUSIP No. 82661W 10 7	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

IPC Direct Associates V, L.L.C. IRS # 13-4108612

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware, USA

	5	SOLE VOTING POWER

NUMBER OF		None
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
EACH REPORTING PERSON WITH
442,564 Shares as follows: (i) as the general partner of Chancellor V, L.P., IPC Direct Associates V, L.L.C. beneficially owns 253,853 Common Shares; (ii) as the general partner of Chancellor V-A, L.P., IPC Direct Associates V, L.L.C. beneficially owns 148,663 Common Shares; (iii) as the general partner of Citiventure 2000, L.P., IPC Direct Associates V, L.L.C. beneficially owns 40,048 Common Shares.

	7	SOLE DISPOSITIVE POWER

None

	8	SHARED DISPOSITIVE POWER

442,564 Shares as follows: (i) as the general partner of Chancellor V, L.P., IPC Direct Associates V, L.L.C. beneficially owns 253,853 Common Shares; (ii) as the general partner of Chancellor V-A, L.P., IPC Direct Associates V, L.L.C. beneficially owns 148,663 Common Shares; (iii) as the general partner of Citiventure 2000, L.P., IPC Direct Associates V, L.L.C. beneficially owns 40,048 Common Shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

442,564 Common Shares.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.3% Common Shares

12	TYPE OF REPORTING PERSON*

PN

* Read directions before completing

Item 1(a).	Name of Issuer:

Sigmatel, Inc.

(b).	Address of Issuer's Principal Executive Offices:

3815 S. Capital of Texas Highway, #300
Austin, TX 78704

Item 2(a).	Name of Person Filing:

INVESCO Private Capital, Inc.
IPC Direct Associates V, L.L.C.

(b).	Address of Principal Business Office or, if none, residence of filing person:

1166 Avenue of the Americas, New York, NY 10036

(c).	Citizenship of filing person:

State of Delaware, USA

(d).	Title of Classes of Securities:

Common Stock

(e).	CUSIP Numbers:

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[_] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	[_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	[_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a). Amount Beneficially Owned:

(b). Percent of Class:

(c). Number of shares as to which such person has:

(i). Sole power to vote or to direct the vote:

(ii). Shared power to vote or to direct the vote:

(iii). Sole power to dispose or to direct the disposition of:

(iv). Shared power to dispose or to direct the disposition of:

See rows 5-11 of the cover sheets hereto which are hereby incorporated by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of a Group.

Not applicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: February 11, 2005

INVESCO PRIVATE CAPITAL, INC.

February 11, 2005

(Date)

By: Esfandiar Lohrasbpour

(Signature)

General Partner

(Name/Title)

IPC Direct Associates V, L.L.C.

February 11, 2005

(Date)

By: Esfandiar Lohrasbpour

(Signature)

General Partner

(Name/Title)

Exhibit A

Agreement of Joint Filing

     In accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Common Stock of Sigmatel, Inc., and that this Agreement be included as an Exhibit to such filing.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

     IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of February ___, 2005.

INVESCO PRIVATE CAPITAL, INC.

February 11, 2005
(Date)

By: /s/ Esfandiar Lohrasbpour
(Signature)

General Partner
(Name/Title)

IPC Direct Associates V, L.L.C.

February 11, 2005
(Date)

By: /s/ Esfandiar Lohrasbpour
(Signature)

General Partner
(Name/Title)